Exhibit 1

Execution Version

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of February 28, 2024 (the “Agreement Date”), by and among Everi Holdings Inc., a Delaware corporation ( “Merger Partner”), International Game Technology PLC, a public limited company incorporated under the laws of England and Wales ( “Remainco”), Ignite Rotate LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Remainco (“Spinco”), and the shareholder of Remainco listed on Schedule A and the signature pages hereto (“Shareholder”). Each of Merger Partner, Remainco, Spinco and Shareholder is sometimes referred to as a “Party” and are sometimes collectively referred to as the “Parties”

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Merger Partner, Remainco, Spinco and Ember Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Merger Partner (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of February 28, 2024 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into Spinco (the “Merger”), with Spinco surviving the Merger as a wholly owned subsidiary of Merger Partner;

WHEREAS, as of the Agreement Date, Shareholder is (a) the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of ordinary shares of Remainco, par value of $0.10 per share (“Remainco Ordinary Shares”) and (b) has the power to direct the vote of the number of special voting shares of Remainco with a nominal value of $0.000001 and representing 0.9995 votes for each Remainco Ordinary Share (“Remainco Special Voting Shares” and together with the “Remainco Ordinary Shares”, the “Remainco Voting Shares”) set forth next to Shareholder’s name on Schedule A hereto (the “Subject Shares”, and the Subject Shares together with any additional  Remainco Voting Shares that Shareholder may acquire record and/or beneficial ownership (or have the right to direct the vote thereof, in the case of Remainco Special Voting Shares) of after the Agreement Date (including pursuant to a share split, reverse share split, share dividend or distribution or any change in Remainco Voting Shares or by reason of any recapitalization, reorganization, combination, reclassification, exchange of shares or similar transaction) “Covered Shares”).

WHEREAS, in connection with Remainco’s and Spinco’s entry into the Merger Agreement, Shareholder has agreed to enter into this Agreement with respect to the Covered Shares.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1.          Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.

1.1.          “Regulatory Expiration Time” shall mean the earliest to occur of (a) the Closing, (b) the valid termination of the Merger Agreement in accordance with its terms, (c) a Remainco Change in Recommendation, and (d) any amendment to the Merger Agreement that decreases the Exchange Ratio without the prior written consent of Shareholder.

1.2.          “Transfer” shall mean (a) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any option or other Contract, arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of any Covered Shares or any interest in any Covered Shares (in each case other than this Agreement); (b) the deposit of such Covered Shares into a voting trust, the entry into a voting agreement or arrangement (other than this Agreement) with respect to such Covered Shares or the grant of any proxy or power of attorney (other than this Agreement) with respect to such Covered Shares; or (c) any Contract or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clause (a) or (b) above.

1.3.          “Voting Expiration Time” shall mean the earliest to occur of (a) the Closing, (b) the valid termination of the Merger Agreement in accordance with its terms, (c) a Remainco Change in Recommendation, (d) any amendment to the Merger Agreement that decreases the Exchange Ratio without the prior written consent of Shareholder and (e) the day following the approval of the Distribution by the Required Remainco Shareholder Vote.

2.          Agreement to Not Transfer the Covered Shares; No Inconsistent Arrangements.

2.1.          No Transfer of Covered Shares. Until the Voting Expiration Time, Shareholder agrees not to Transfer or cause or permit the Transfer of any of Shareholder’s Covered Shares or Shareholder’s voting or economic interest therein, if such action would have the effect of reducing the number of Covered Shares subject to the obligations set forth in Section 3 or otherwise preventing Shareholder from complying with its obligations pursuant to Section 3, other than with the prior written consent of Merger Partner and Remainco, or as permitted by Section 2.2.  Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 2.1 shall be null and void and of no effect whatsoever.

2.2.        Permitted Transfers.  Section 2.1 above shall not prohibit or otherwise restrict a Transfer of Covered Shares by Shareholder  to an Affiliate that controls, is controlled by or is under common control with Shareholder; provided, that a Transfer referred to this sentence shall be permitted only if (a) all of the representations and warranties in Section 5 of this Agreement with respect to Shareholder would be true and correct in all material respects upon such Transfer, subject to necessary adjustment as a result of such Transfer, (b) the transferee agrees in a written document, reasonably satisfactory in form and substance to Merger Partner and Remainco, to be bound by all of the terms of this Agreement and (c) such transfer occurs no later than three (3) Business Days prior to the Regulatory Expiration Time.

2.3.         No Inconsistent Arrangements. Shareholder hereby represents, covenants and agrees that, except for this Agreement, Shareholder: (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to its Covered Shares in connection with any matter related to the Merger Agreement, (b) has not granted, and shall not grant at any time a proxy, consent or power of attorney with respect to its Covered Shares in connection with any matter related to the Merger Agreement, the other Transaction Documents or the Contemplated Transactions, and (c) has not and shall not, directly or indirectly, take any action that would have the effect of preventing, materially delaying or materially impairing Shareholder from performing any of its obligations under Section 3 below.

3.          Agreement to Vote the Covered Shares.

3.1.          Voting Agreement. Until the Voting Expiration Time, at every meeting of Remainco’s shareholders at which any of the following matters are to be voted on (and at every adjournment or postponement thereof), Shareholder shall vote (including via proxy) all of Shareholder’s Covered Shares (or cause the holder of record on any applicable record date to vote (including via proxy) all of Shareholder’s Covered Shares) (a) for the approval of the Distribution, the Transaction Documents, the other Contemplated Transactions and any other action reasonably requested by Remainco in furtherance thereof submitted for the vote of Remainco’s shareholders; (b) in favor of any proposal to adjourn a meeting of Remainco’s shareholders to solicit additional proxies in favor of the Distribution, the Transaction Documents and the other Contemplated Transactions; and (c) against (1) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of Remainco or Spinco under the Merger Agreement, the other Transaction Documents or of Shareholder under this Agreement, (2) any Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with or materially and adversely affect the consummation of the Merger (clauses (a), (b) and (c), the “Covered Proposals”).

3.2.         Quorum. Until the Voting Expiration Time, at every meeting of Remainco’s shareholders (and at every adjournment or postponement thereof), Shareholder shall be represented in person or by proxy at such meeting (or cause the holders of record on any applicable record date to be represented in person or by proxy at such meeting) in order for the Covered Shares to be counted as present for purposes of establishing a quorum.

3.3.         Return of Proxy. Shareholder shall execute and deliver (or cause the holders of record to execute and deliver), at least two (2) business days prior to the relevant meeting, any proxy card or voting instructions it receives that is sent to shareholders of Remainco soliciting proxies with respect to any matter described in Section 3.1, which shall be voted in the manner described in Section 3.1.

4.         Fiduciary Duties; Legal Obligations.  Shareholder is entering into this Agreement solely in its capacity as the beneficial owner of the specified Remainco Ordinary Shares and with the power to direct the vote of the specified Remainco Special Voting Shares. Nothing in this Agreement shall in any way limit or affect any actions taken by Shareholder or any of its Affiliates, or any of its or their respective officers, directors, employees or Representatives serving as a director or officer of Remainco, Spinco or any of their respective Affiliates in their capacity as a director or officer of Remainco, Spinco or any of their respective Affiliates or from complying with his or her fiduciary duties or other legal obligations while acting in such capacity as a director or officer of Remainco, Spinco or any of their respective Affiliates.  Nothing in this Agreement shall prohibit Shareholder or any of its officers, directors, employees or Representatives from taking any action that Shareholder is permitted to take under the Merger Agreement relating to any Excluded Matter or any Acquisition Proposal.  In addition to the foregoing, Shareholder may, and may permit its Affiliates and its and their respective Representatives to, participate in discussions and negotiations with any Person making an Acquisition Proposal (or its Representatives) with respect to such Acquisition Proposal if (a) Remainco is engaging in discussions or negotiations with such Person in compliance with Section 4.5 and 5.3(c) of the Merger Agreement and (b) Shareholder’s negotiations and discussions are in (i) conjunction with and ancillary to Remainco’s discussions and negotiations and (ii) compliance with Section 4.5 and 5.3(c) of the Merger Agreement as if Shareholder is an Affiliate of Remainco.

5.           Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Merger Partner, Remainco and Spinco that:

5.1.          Due Authority. Shareholder has the full power and capacity to make, enter into and carry out the terms of this Agreement. Shareholder is duly organized, validly existing and in good standing in accordance with the Laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of Shareholder’s obligations hereunder, and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes a valid and binding obligation of Shareholder enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

5.2.          Ownership or Control of the Covered Shares. (a) Shareholder is, as of the Agreement Date, the beneficial and record owner of Shareholder’s Remainco Ordinary Shares and possesses the right to direct how the Remainco Special Voting Shares that constitute Covered Shares are voted, free and clear of any and all Encumbrances, claims, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer, voting or exercise of any rights of a shareholder in respect of such Covered Shares other than those (i) created by this Agreement, (ii) arising under applicable securities Laws or (iii) as disclosed on Schedule A hereto, and (b) Shareholder has sole voting power over all of the Covered Shares. Shareholder has not entered into any agreement to Transfer any Covered Shares. As of the Agreement Date, Shareholder does not (i) own, beneficially or of record, any shares of Remainco Ordinary Shares or other voting shares of Remainco (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any Remainco Ordinary Shares or other voting shares of Remainco) or (ii) have the power to direct the vote of any shares of Remainco Special Voting Shares or other voting shares of Remainco (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any Remainco Special Voting Shares or other voting shares of Remainco), in each case of (i) and (ii), other than the Covered Shares.

5.3.          No Conflict; Consents.

a.         The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of its obligations under this Agreement and the compliance by Shareholder with any provisions hereof does not and will not: (a) conflict with or violate any Laws applicable to Shareholder, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Encumbrance on any of the Covered Shares pursuant to any Contract or obligation to which Shareholder is a party or by which Shareholder is subject.

b.         No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to Shareholder in connection with the execution and delivery of this Agreement or the consummation by them of the transactions contemplated hereby.

5.4.          Absence of Litigation. As of the Agreement Date, there is no legal action pending against, or, to the knowledge of Shareholder, threatened against or affecting Shareholder that would reasonably be expected to materially impair the ability of Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

6.           Representations and Warranties of Remainco. Remainco hereby represents and warrants to Merger Partner, Spinco and Shareholder that:

6.1.          Due Authority. Remainco has the full power and capacity to make, enter into and carry out the terms of this Agreement. Remainco is duly organized, validly existing and in good standing in accordance with the Laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of Remainco’s obligations hereunder, and the consummation of the transactions contemplated hereby has been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Remainco and constitutes a valid and binding obligation of Remainco enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

6.2.          No Conflict; Consents.

a.          The execution and delivery of this Agreement by Remainco does not, and the performance by Remainco of its obligations under this Agreement and the compliance by Remainco with the provisions hereof do not and will not: (a) conflict with or violate any Laws applicable to Remainco, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, pursuant to any Contract or obligation to which Remainco is a party or by which Remainco is subject.

b.         No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to Remainco in connection with the execution and delivery of this Agreement or the consummation by Remainco of the transactions contemplated hereby.

6.3.         Absence of Litigation. As of the Agreement Date, there is no legal action pending against, or, to the knowledge of Remainco, threatened against or affecting Remainco that would reasonably be expected to materially impair the ability of Remainco to perform its obligations hereunder or to consummate the transactions contemplated by the Merger Agreement on a timely basis.

7.           Representations and Warranties of Spinco. Spinco hereby represents and warrants to Merger Partner, Remainco and Shareholder that:

7.1.         Due Authority. Spinco has the full power and capacity to make, enter into and carry out the terms of this Agreement. Spinco is duly organized, validly existing and in good standing in accordance with the Laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of Spinco’s obligations hereunder, and the consummation of the transactions contemplated hereby has been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Spinco and constitutes a valid and binding obligation of Spinco enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

7.2.          No Conflict; Consents.

a.           The execution and delivery of this Agreement by Spinco does not, and the performance by Spinco of its obligations under this Agreement and the compliance by Spinco with the provisions hereof do not and will not: (a) conflict with or violate any Laws applicable to Spinco, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, pursuant to any Contract or obligation to which Spinco is a party or by which Spinco is subject.

b.         No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to Spinco in connection with the execution and delivery of this Agreement or the consummation by Spinco of the transactions contemplated hereby.

7.3.          Absence of Litigation. As of the Agreement Date, there is no legal action pending against, or, to the knowledge of Spinco, threatened against or affecting Spinco that would reasonably be expected to materially impair the ability of Spinco to perform its obligations hereunder or to consummate the transactions contemplated by the Merger Agreement on a timely basis.

8.           Representations and Warranties of Merger Partner. Merger Partner hereby represents and warrants to Remainco, Spinco and Shareholder that:

8.1.          Due Authority. Merger Partner has the full power and capacity to make, enter into and carry out the terms of this Agreement. Merger Partner is duly organized, validly existing and in good standing in accordance with the Laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of Merger Partner’s obligations hereunder, and the consummation of the transactions contemplated hereby has been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Merger Partner and constitutes a valid and binding obligation of Merger Partner enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

8.2.          No Conflict; Consents.

a.           The execution and delivery of this Agreement by Merger Partner does not, and the performance by Merger Partner of its obligations under this Agreement and the compliance by Merger Partner with the provisions hereof do not and will not: (a) conflict with or violate any Laws applicable to Merger Partner, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, pursuant to any Contract or obligation to which Merger Partner is a party or by which Merger Partner is subject.

b.         No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to Merger Partner in connection with the execution and delivery of this Agreement or the consummation by Merger Partner of the transactions contemplated hereby.

8.3.        Absence of Litigation. As of the Agreement Date, there is no legal action pending against, or, to the knowledge of Merger Partner, threatened against or affecting Merger Partner that would reasonably be expected to materially impair the ability of Merger Partner to perform its obligations hereunder or to consummate the transactions contemplated by the Merger Agreement on a timely basis.

9.           Covenants of Shareholder.

9.1.         Dissenters’ Rights or Rights of Appraisal. Shareholder irrevocably waives, and agrees not to exercise, any dissenters’ rights or rights of appraisal that Shareholder may have under applicable Law with respect to Covered Shares or the Spinco Units that Shareholder will receive in the Distribution.

9.2.         General Meetings. Shareholder hereby agrees to requisition (or join in the requisitioning of) a general meeting of Remainco in connection with the transactions contemplated by the Merger Agreement or the other Transaction Documents, if so requested by Merger Partner. Shareholder further agrees not to requisition (and not join in the requisitioning of) a general meeting of Remainco, unless so requested by Merger Partner.

9.3.        Publicity.  Shareholder hereby agrees to permit Merger Partner and Remainco to publish and disclose in filings with the SEC, including the Joint Proxy Statement/Prospectus, and in such other schedules, certificates, applications, agreements, press release or documents as such entities reasonably determine to be necessary or appropriate in connection with the consummation of the Merger, Shareholder’s identity and ownership of the Covered Shares and the nature of Shareholder’s commitments, arrangements and understandings pursuant to this Agreement.

9.4.         Documentation and Information. Shareholder shall not make any public announcement regarding this Agreement or the transactions contemplated hereby without the prior written consent of Merger Partner and Remainco, except as may be required by applicable Law (provided that reasonable notice of any such disclosure will be provided to Merger Partner and Remainco, and Shareholder will consider in good faith the reasonable comments of Merger Partner and Remainco with respect to such disclosure and otherwise cooperate with Merger Partner and Remainco in obtaining confidential treatment with respect to such disclosure). Notwithstanding the foregoing Shareholder may, without such consultation or consent, issue a press release and make any public statement (including in response to questions from the press, analysts, investors or those attending industry conferences), so long as such press release or statements include only such information contained in, and consistent with, previous press releases, public disclosures or public statements made jointly by Merger Partner and Remainco (or individually, if approved by the applicable other party). Shareholder consents to and authorizes the publication and disclosure by Merger Partner and Remainco of Shareholder’s identity and holding of (or voting power over) the Covered Shares, and the terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement), in any press release, the Joint Proxy Statement/Prospectus and any other disclosure document required in connection with the Merger Agreement, the other Transaction Documents and the consummation of the Contemplated Transactions, and Shareholder acknowledges that Merger Partner and Remainco may, in their sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority or securities exchange. Shareholder agrees to promptly give Merger Partner and Remainco any information it may reasonably require for the preparation of any such disclosure documents, and Shareholder agrees to promptly notify Merger Partner and Remainco of any required corrections with respect to any information supplied by Shareholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

9.5.          Transaction Documents. Shareholder hereby acknowledges that Shareholder has received and reviewed a copy of the Merger Agreement and the other Transaction Documents and that Merger Partner is entering into the Merger Agreement and the other Transaction Documents in reliance upon Shareholder’s execution, delivery and performance of this Agreement.

9.6.         Further Assurances. Shareholder hereby agrees, from time to time, at the reasonable request of Merger Partner and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

9.7.        Additional Remainco Voting Shares. Shareholder hereby agrees that all Remainco Voting Shares that Shareholder purchases, acquires the right to vote or otherwise acquires beneficial ownership of, after the execution of this Agreement and prior to the Regulatory Expiration Time shall be subject to the terms and conditions of this Agreement and shall constitute Covered Shares for all purposes of this Agreement.  In the event of any share split, share dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital shares of Remainco affecting the Covered Shares, the terms of this Agreement shall apply to the resulting securities and such securities shall be deemed to be “Covered Shares” for all purposes of this Agreement.

9.8.        Waiver of Certain Actions. Shareholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Merger Partner, Remainco, Spinco, any of their respective Affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement, the Merger Agreement or any other Transaction Documents (including any claim seeking to enjoin or delay the closing of the Merger) or (b) alleging a breach of any duty of the Board of Directors of Remainco in connection with the Merger Agreement, any other Transaction Documents, this Agreement or the transactions contemplated thereby or hereby.

9.9.         Standstill.  Notwithstanding anything to the contrary in that certain letter agreement, dated December 20, 2023, between Merger Partner and Shareholder (the “Confidentiality Agreement”) and other than with respect to the Contemplated Transactions, Paragraph 7 of the Confidentiality Agreement is incorporated herein, mutatis mutandis, as if a part hereof, except that such restrictions therein shall continue until the Closing and thereafter shall be of no further force or effect.

9.10.        Other Agreements. Shareholder further agrees that, from and after the date hereof until the Voting Expiration Time, Shareholder will not, and will not permit any entity under Shareholder’s control to, (A) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Rule 14A under the Exchange Act) in opposition to any Covered Proposal, (B) initiate a shareholders’ vote with respect to an Acquisition Proposal, (C) become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Merger Partner with respect to an Acquisition Proposal, or (D) discuss with any person, or initiate or respond to a request to initiate discussions with any person, with respect to any Acquisition Proposal.

9.11.        Regulatory Filings.

a.
Prior to the Closing, Shareholder shall (and shall cause its Gaming Licensees and directors, officers and employees to) and shall cause its Affiliates to, use its reasonable best efforts to (i) file all notices, reports, submissions and other documents required to be filed by such Person with any Governmental Authority with respect to the Contemplated Transactions, and respond as promptly as reasonably practicable to any additional information requests by any such Governmental Authority, and (ii) obtain as promptly as reasonably practicable, all Governmental Approvals that may be or become necessary for its execution and delivery of, performance of its obligations pursuant to, and consummation of the transactions contemplated by, the Transaction Documents. Shareholder shall not (and shall cause its Affiliates and Gaming Licensees not to) take any action that would reasonably be expected to have the effect of materially delaying, materially impairing or materially impeding the receipt of any required Antitrust Approvals, any required FDI Approvals, any required Gaming Approvals or any required Financial Services Approvals or the consummation of the Closing.

b.
Without limiting the generality of the obligations set forth in Section 9.11.a, Shareholder shall, and shall cause its Affiliates and Gaming Licensees, directors and officers to, (i) within fifteen (15) Business Days after the date hereof, make and not withdraw (without the prior written consent of each of Merger Partner and Remainco) a filing of a Notification and Report Form pursuant to the HSR Act in connection with the Merger; provided that there are no changes in the applicable regulations under the HSR Act between the date hereof and the date of filing pursuant to the HSR Act, in which instance Shareholder shall use reasonable best efforts to file such Notification and Report Form as promptly as commercially practicable thereafter; provided, further, that if the filing of such Notification and Report Form would otherwise be required to be made on a Business Day pursuant to which the U.S. Federal Government is experiencing a government shutdown and such filing cannot be made due to such government shutdown, such filing shall be due on the first Business Day after the end of the government shutdown, (ii) as promptly as practicable after the date hereof, make and not withdraw (without the prior written consent of each of Merger Partner and Remainco), or, if required, make initial contact with the applicable Governmental Authority and then file appropriate filings (whether in draft or final form), as required under applicable Antitrust Laws or applicable FDI Laws listed on Schedule C-1 of the Merger Agreement, (iii) as promptly as practicable after the date hereof, make and not withdraw (without the prior written consent of each of Merger Partner and Remainco) appropriate filings with the Gaming Authorities and for the Contemplated Transactions set forth in the table set forth on Schedule C-2 of the Merger Agreement and (iv) as promptly as practicable after the date hereof, make and not withdraw (without the prior written consent of each of Merger Partner and Remainco), or if required make initial contact with the applicable Governmental Authority and then file appropriate filings, applications, registrations and notices as required under applicable Financial Services Laws that require a Governmental Approval in connection with the Contemplated Transactions. Shareholder shall use reasonable best efforts to cooperate with the other Parties to satisfy the conditions set forth in Section 6.8 and Section 7.8 of the Merger Agreement respectively with respect to the Antitrust Approvals, the FDI Approvals, the Gaming Approvals and the Financial Services Approvals as applicable to Shareholder and its Affiliates. Shareholder shall, and shall cause its Affiliates and Gaming Licensees (with respect to any Gaming Law Filings) and each of its Subsidiaries and each of its and their respective directors and officers to, (A) cooperate with the other Parties in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a Person other than a Governmental Authority, (B) promptly supply the other Parties with any information which may be required to effectuate the Antitrust Filings, the FDI Filings, the Gaming Law Filings and the Financial Services Regulatory Filings and (C) respond as promptly as reasonably practicable to any additional information requests by any Governmental Authority in connection with Antitrust Filings, FDI Filings, Gaming Law Filings or Financial Services Regulatory Filings which the Parties may reasonably deem appropriate.  During the Pre-Closing Period, Shareholder shall notify Merger Partner and Remainco promptly upon the receipt of (and, if in writing, share a copy of) any communication received by Shareholder from, or given by Shareholder to, any Governmental Authorities and of any communication received or given in connection with any proceeding by a Person other than a Governmental Authority, in each case in connection with any of the Contemplated Transactions, and permit Merger Partner and Remainco to review and discuss in advance any proposed written communication to any Governmental Authorities related to any Antitrust Filings or any FDI Filings. During the Pre-Closing Period, whenever any event occurs that is required to be set forth in an amendment or supplement to any Antitrust Filings, any FDI Filings, any Gaming Law Filings or any Financial Services Regulatory Filings, Shareholder shall promptly inform Merger Partner and Remainco of such occurrence and cooperate in filing with the applicable Governmental Authority (and share a copy of) such amendment or supplement, and, with respect to any amendment or supplement to any Antitrust Filings or any FDI Filings, permit Merger Partner and Remainco to review and discuss prior to submission of such amendment or supplement. During the Pre-Closing Period, Shareholder shall give Merger Partner and Remainco prompt notice of the commencement or known threat of commencement of any Action by or before any Governmental Authority with respect to any of the Contemplated Transactions and shall keep Merger Partner and Remainco reasonably informed as to the status of any such Action or threat. During the Pre-Closing Period, Shareholder shall not participate in any meeting, teleconference or videoconference with any Governmental Authority having competent jurisdiction over applicable Antitrust Laws, FDI Laws, Gaming Laws or Financial Services Laws with respect to any such Actions or any of the Antitrust Filings, the FDI Filings, the Gaming Law Filings or the Financial Services Regulatory Filings relating to any of the Contemplated Transactions that is expected to be substantive and material unless it consults with Merger Partner and Remainco in advance and, unless prohibited by such Governmental Authority, gives Merger Partner and Remainco the opportunity to attend and participate thereat. Notwithstanding the foregoing, Shareholder may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to Merger Partner and Remainco under this Section 9.11.b as “Counsel Only Material.”  Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside legal counsel to Representatives of the recipient unless express permission is obtained in advance from Shareholder or its outside legal counsel. Shareholder shall cause its counsel regarding applicable Antitrust Laws, FDI Laws, Gaming Laws and Financial Services Laws to comply with this Section 9.11.b.

c.
In furtherance and not in limitation of the covenants of Shareholder contained in Sections 9.11.a and 9.11.b during the Pre-Closing Period, Shareholder shall, and shall cause its Gaming Licensees and Affiliates and each of its and their respective directors and officers to, use reasonable best efforts to cooperate with the other Parties in their efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, including cooperating with the other Parties in their efforts to defend (with sufficient time for resolution in advance of the Outside Date) against litigation over any claim asserted in any court with respect to any of the Contemplated Transactions by any Governmental Authority having competent jurisdiction or any natural person or Entity and (ii) avoid or eliminate each and every impediment to the consummation of the other Contemplated Transaction and obtain all Governmental Approvals that may be required or advisable by any Governmental Authority, in each case with competent jurisdiction, so as to enable the Parties to consummate the Contemplated Transactions as promptly as reasonably practicable.

d.
Notwithstanding anything to the contrary contained in this Agreement, Shareholder  shall (i) not be required to take any Remedial Action that any Governmental Authority may seek to impose on Shareholder or any of its Affiliates (other than members of the Remainco Group, the members of the Spinco Group or the members of the Merger Partner Group that does not amount to a Burdensome Condition) and (ii) agree to, and not object to, any Remedial Actions that may be imposed on Merger Partner and Remainco that are mutually agreed by Merger Partner and Remainco.

e.
Notwithstanding anything to the contrary contained in this Agreement, Shareholder shall not agree to or take any Remedial Action without the prior written consent of each of Merger Partner and Remainco. Notwithstanding the foregoing, nothing in this Agreement shall require any Party to agree to any modifications, amendments or changes to any Transaction Document.

f.
Subject to the terms and conditions of this Agreement and other than in connection with any Excluded Matter, Shareholder shall not, and shall cause its Affiliates not to, take any action, including, Transfer Covered Shares, acquire or agree to acquire any business or Entity, or otherwise acquire or agree to acquire any assets, if doing so would reasonably be expected to prevent, materially impede or materially delay consummation of the Contemplated Transactions.

9.12.       Information.  Shareholder agrees to promptly furnish to Merger Partner or Remainco all information concerning Shareholder, its Subsidiaries and shareholders, respectively, that may be required or reasonably requested in connection with the preparation and filing of Merger Partner Registration Statement, the Joint Proxy Statement/Prospectus or the Spinco Registration Statement or any other documents required by the SEC to consummate the Contemplated Transactions, or in connection with the Financing.  Merger Partner or Remainco, as applicable, shall provide Shareholder with a reasonable opportunity to review and comment on any disclosures based on such information provided by Shareholder in Merger Partner Registration Statement, the Joint Proxy Statement/Prospectus, the Spinco Registration Statement or any other documents required by the SEC to consummate the Contemplated Transactions, prior to filing of any such document with the SEC.  If, at any time prior to the Regulatory Expiration Time, any event or circumstance shall be discovered by Shareholder, or if Shareholder becomes aware of any information furnished by it, in either case, that should be disclosed in an amendment or supplement to Merger Partner Registration Statement, the Joint Proxy Statement/Prospectus or the Spinco Registration Statement so that such document or documents would not include any untrue statement of a material fact or fail to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then Shareholder shall promptly inform Merger Partner or Remainco, as applicable, thereof.

10.         Miscellaneous.

10.1.        No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Merger Partner, Remainco or Spinco any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to Shareholder, and Merger Partner, Remainco and Spinco shall have no authority to direct Shareholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

10.2.      Certain Adjustments. In the event of a share split, share dividend or distribution, or any change in Remainco Voting Shares by reason of any split-up, reverse share split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Remainco Voting Shares,” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

10.3.        Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the Parties.

10.4.        Expenses. All costs and expenses incurred by any Party in connection with this Agreement shall be paid by the Party incurring such cost or expense.

10.5.        Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by e-mail transmission (notice deemed given upon transmission if the email is sent by 5:00 p.m. Eastern Time or, if after, the day following the date of transmission), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) (notice deemed given upon receipt of proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

a.            if to Shareholder, to the address for notice set forth on Schedule A hereto.

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
USA

Attention: Benjamin M. Roth
Email:  BMRoth@wlrk.com

b.            if to Merger Partner, to:

Everi Holdings Inc.
7250 South Tenaya Way, Suite 10
Las Vegas, NV 89113
Attention: Randy L. Taylor - President & CEO

and

Everi Holdings Inc.
7250 South Tenaya Way, Suite 10
Las Vegas, NV 89113
Attention: Kate Lowenhar-Fisher - EVP, Chief Legal Officer - General Counsel

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP
11682 El Camino Real
Suite 200
San Diego, CA 92130
USA
Attention: Christian Salaman, Drew Simon-Rooke
Email:  christian.salaman@pillsburylaw.com
  drew.simonrooke@pillsburylaw.com

c.            if to Remainco, to:

International Game Technology PLC
c/o IGT Global Solutions Corporation
IGT Center
10 Memorial Boulevard
Providence, RI  02903-1125
Attention:  General Counsel
Email:  legalnotices@igt.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
Attention: Paul L. Choi and Scott R. Williams
Email: pchoi@sidley.com and swilliams@sidley.com

d.            if to Spinco, to:

Ignite Rotate LLC
International Game Technology PLC
c/o IGT Global Solutions Corporation
IGT Center
10 Memorial Boulevard
Providence, RI  02903-1125
Attention:  General Counsel
Email:  legalnotices@igt.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
USA
Attention: Paul L. Choi and Scott R. Williams
Email: pchoi@sidley.com and swilliams@sidley.com

10.6.        Governing Law; Jurisdiction.

a.            This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.

b.           Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that service of process upon such Party in any such action or proceeding will be effective upon personal service or 10 days after notice is given by both email and express courier (with confirmation) as provided by Section 10.5 including a courtesy copy (by email) to all counsel.

10.7.       Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT:  (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.

10.8.        Specific Performance. The Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that, prior to the valid termination of this Agreement, the Parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity.  Each Party hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

10.9.        Entire Agreement. This Agreement, including the Schedules hereto, together with the Confidentiality Agreement and the Merger Agreement, constitutes the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to such subject matter. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Merger Agreement.

10.10.      Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The word “or” shall not be exclusive.  References to “the date hereof” shall mean the date of this Agreement.

10.11.     Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Parties (which may be withheld by such other Parties in its sole discretion).  Any purported assignment in contravention hereof shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.  This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.  The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties.  Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance herewith without notice or liability to any other person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto.  Consequently, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.12.      Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

10.13.     Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Closing or the termination of this Agreement.

10.14.     Termination. This Agreement shall automatically terminate without further action by any of the Parties hereto and shall have no further force or effect as of the Regulatory Expiration Time; provided that the provisions of Sections 10.4 through 10.16 shall survive any such termination.  Notwithstanding the foregoing, termination of this Agreement shall not prevent any Party from seeking any remedies (at Law or in equity) against any other party for that party’s breach of any of the terms of this Agreement prior to the date of termination in accordance with Sections 10.6 through 10.8.

10.15.     Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.16.      Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine, e‑mail delivery of a “.pdf” format data file or other means of electronic transmission, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine. e‑mail delivery of a “.pdf” format data file or other means of electronic transmission to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine, e‑mail delivery of a “.pdf” format data file or other means of electronic transmission as a defense to the formation of a contract and each Party hereto forever waives any such defense.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

MERGER PARTNER:

EVERI HOLDINGS INC.

By:	/s/ Randy L. Taylor
Name:	Randy L. Taylor
Title:	Chief Executive Officer

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

REMAINCO:

INTERNATIONAL GAME TECHNOLOGY PLC

By:	/s/ Massimiliano Chiara
Name:	Massimiliano Chiara
Title:	Executive Vice President and Chief
Financial Officer

SPINCO:

IGNITE ROTATE LLC

By: International Game Technology PLC
Its: Managing Member

By:	/s/ Massimiliano Chiara
Name:	Massimiliano Chiara
Title:	Executive Vice President and Chief
Financial Officer

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

SHAREHOLDER:

De Agostini S.p.A

By:	/s/ Lorenzo Pellicioli
Name:	Lorenzo Pellicioli
Title:	Chairman

[Signature Page to Voting and Support Agreement]